July 9, 2024

Jing-Bin Chiang
Chief Executive Officer
J-Star Holding Co., Ltd.
7/F-1, No. 633, Sec. 2, Taiwan Blvd.
Xitun District, Taichung City 407
Taiwan (R.O.C.)

       Re: J-Star Holding Co., Ltd.
           Amendment No. 19 to Registration Statement on Form F-1
           Filed June 13, 2024
           File No. 333-263755
Dear Jing-Bin Chiang:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 19 to Registration Statement on Form F-1 filed June 13, 2024 Conventions that Apply to this Prospectus, page 12

1. Please update the "information and statistics" and industry data and estimates throughout the amendment to account for any new or updated guidance, such as the data in the Frost
       & Sullivan report you commissioned, or reconfirm and disclose that there is no such new or updated guidance, and that the current disclosure is the most up to date. For example, we note the disclosure on page 78 of the amended registration statement filed on June 13,
       2024 that "Looking forward, as the pandemic is gradually controlled, the carbon fiber racket parts industry is expected to recover from 2021" appears to have not been updated.
       As another example, we note the disclosure on page 79 of the amended registration statement about the "2021 Physical Activity Council's Overview Report on U.S.
       Participation" released by the Physical Activity Council.
 July 9, 2024
Page 2

Use of Proceeds, page 50

2. Please update the disclosure about how you intend to use the net proceeds of this offering and whether the amounts allocated to each purpose will be sufficient to accomplish the intended use or whether you will require additional funds. In this regard, we note that the uses and percentages disclosed here remain substantially similar to prior amendments but the total aggregate expected proceeds has declined substantially. If you will require additional funds, disclose the expected source, amount and nature of the funding.


       Please contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Lawrence S. Venick, Esq.